April 7, 1997


American Express Bank International
1221 Brichell Ave. #800
Miami, FL 33131

Ladies and Gentlemen:

This is to confirm our agreement that, effective April 30, 1997, the attached Schedule A will replace the current Schedule A dated May 2, 1995, to the Selling Agent Agreement date June 1, 1990, between American Express Financial Advisors Inc. and American Express Bank International and as subsequently supplemented or amended, in accordance with Section I(1) of said Selling Agent Agreement. Please note that this is the third amendment to the Selling Agent Agreement or a schedule thereto.

Very truly yours,

AMERICAN EXPRESS FINANCIAL ADVISORS INC.

By: /s/ Stuart A. Sedlacek
        Stuart A. Sedlacek
        Vice President-Assured Assets


Accepted and agreed to by

AMERICAN EXPRESS BANK INTERNATIONAL

By: /s/ Sergio J. Masvidal
        Sergio J. Masvidal
        President

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                                            SCHEDULE A
                                  EFFECTIVE AS OF APRIL 30, 1997

1. Pursuant to Section I(1) of the Marketing Agreement dated as of June 1, 1990, as subsequently amended, AEBI may offer the American Express Investors Certificate (formerly the IDS Investors Certificate) ("Certificate"), which Certificate guarantees interest in advance for a term of 1,2,3,6,12,24 or 36 months, at the client's option, bearing Libor-based interest rates.

2.      AEBI shall be compensated sales of the Certificate as follows:

        (i)  For Certificates sold on or after June 1, 1990:

        (a) For Certificates sold in an amount equal to $1 million or more, a fee equal to .50% per annum of the amount outstanding for each Certificate; provided, however, that for each certificate with an amount outstanding of $1 million or more, when the aggregate reserve balance for that Certificate, and any other Certificate with identical registered ownership and an amount outstanding of $1 million or more, is at least $20 million, and the aggregate reserve balance is invested for terms that average at least six months, of which at least $5 million is invested for a term of 12 months or longer, the fee shall be equal to .30% per annum of the amount outstanding;

        (b) For Certificates sold in an amount from $500,000 to $999,999, a fee equal to .65% per annum of the amount outstanding for each Certificate;

        (c) For Certificates sold in an amount from $250,000 to $499,999, a fee equal to .80% per annum of the amount outstanding for each Certificate; and

        (d) For Certificates sold in an amount from $100,000 to $249,999, a fee equal to 1.25% per annum of the amount outstanding for each Certificate.

        (ii) For Certificates sold prior to June 1, 1990, AEBI shall be paid a fee of .50% per annum of the amount outstanding for each such Certificate sold. The fee of .50% per annum shall continue to apply to such Certificates through January 31, 1991. From and after February 1, 1991, AEBI shall be paid compensation in accordance with
               (i) above for all Certificates, regardless when such Certificates were sold.

3.      The amount outstanding shall be calculated as of the end of each term or Certificate quarter, as the case may be.  The calculations shall take into account any additions to or
        withdrawals from a Certificate.  Compensation shall be
        calculated on a 360-day year (30 day month) basis.  AEBI shall
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        be paid after the end of each term for the 1,2, and 3 month term
        Certificates and after the end of each Certificate quarter for the 6, 12, 24 and 36 month term Certificates. The compensation payable to AEBI for certificate terms and quarters ending during any given calendar month shall be aggregated and paid to AEBI in a lump sum promptly after each calendar month end.